February 11, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

*Re:* ***Form 1 Amendment***

Dear Mrs. Jackson:

Enclosed please find an amendment to Exhibit F of the Form 1 application pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe EDGX Exchange, Inc.

For Exhibit F, the Exchange is filing an amendment to provide the most recent, final versions of agreements circulated to Members and other Users of the Exchange. Retail Member Organization Application has been updated.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibit F of the Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 1:00pm on 02/11/2026

Enclosures

| Form 1<br>Page 1<br>Execution Page | **U.S. SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549**<br><br>**APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT** | Date filed<br>(MM/DD/YY)<br><br>**02/11/26** | OFFICIAL<br>USE<br>ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

26000050

1. State the name of the applicant: Cboe EDGX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600 (Telephone)
(312) 786-7138 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman (Name) — Associate General Counsel Cboe EDGX Exchange, Inc. (Title) — (312) 786-7572 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Patrick Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: _X_ Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

**EXECUTION:**
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 02/11/26 (MM/DD/YY) — Cboe EDGX Exchange, Inc. (Name of Applicant)

By: [signature] [signature executed at 1:00pm on 02/11/26] (Signature) — Laura Dickman, Associate General Counsel (Printed Name and Title)

Subscribed and sworn before me this 11th day of February (Month), 2026 (Year) by [signature] (Notary Public)

My Commission expires 8-6-28 County of Cook State of Illinois

**This page must always be completed in full with original, manual signature and notarization.**
**Affix notary stamp or seal where applicable.**

Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 994814
My Commission Expires August 6, 2028

# Exhibit F

**Exhibit Request:**

A complete set of all forms pertaining to:

- Application for membership, participation or subscription to the entity;
- Application for approval as a person associated with a member, participant or subscriber of the entity; and
- Any other similar materials.

**Response:**

Attached please find the following documents which have recently been added or updated:

- Retail Member Organization Application | Updated to include principal orders.

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a member.

# Cboe EDGX Exchange, Inc.
## Retail Member Organization Application

The completion of this application is required in order to be qualified by Cboe EDGX Exchange, Inc. (the "Exchange" or "EDGX") as a Retail Member Organization ("RMO") and submit Retail Orders.

A "Retail Order" is an agency order, principal order (subject to the requirements of EDGX Rule 11.21(g)), or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person and is submitted to EDGX by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. A Retail Order entered principally must also satisfy the requirements in EDGX Rule 11.21(g). For purposes of this application, the term "natural person" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a natural person can include an order on behalf of an account held in a corporate legal form, such as an Individual Retirement Account, a Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order originates from an individual.

If an RMO uses an algorithm to determine to send an existing Retail Order to the Exchange, such order is acceptable and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g., price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order. See EDGX Rule 11.21 for a full definition of terms and requirements.

| GENERAL INFORMATION | | |
|---|---|---|
| Name of Applicant: | | WebCRD #: |
| Address of Principal Office: | | |
| City: | State: | Zip: |
| MPID(s) used to submit Retail Orders: | | |
| Members sending Retail Orders may elect that their display-eligible orders be included in the Exchange's proprietary data feeds as Attributable Orders utilizing a generic "RTAL" designation on either an order-by-order basis or by establishing a port-level default. Please contact the Trade Desk at 913.815.7001 or TradeDesk@cboe.com if you will be requesting that a specific port be designated with the "RTAL" identifier. | | |

| BUSINESS CONTACT | |
|---|---|
| Name: | Email: |
| Title: | Phone: |

| BUSINESS DESCRIPTION |
|---|
| Please describe the current business structure of the division within your Firm that qualifies you as an RMO (attach an additional sheet if more space is needed): |

Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. Examples of this supporting documentation may include sample marketing literature, website screenshots and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require to obtain reasonable assurance that your order flow would meet the requirements of the Retail Order definition. Additionally, please provide a copy of your Written Supervisory Procedures (WSPs) related to the requirements set forth in EDGX Rule 11.21.

☐ Applicant has attached supporting documentation, including WSPs (required)

## RMO SUPERVISORY REQUIREMENTS

By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as Retail Orders would meet the qualifications for such orders under EDGX Rule 11.21. Applicant further attests that it has in place WSPs pursuant to Rule 11.21. Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements of this Rule;
(ii) monitor whether orders entered as Retail Orders meet the applicable requirements; and
(iii) have in place written policies and procedures reasonably designed to ensure the RMOs compliance with the principal order requirements described in EDGX Rule 11.21(g), as well as to ensure the RMO is able, upon request, to provide the Exchange with documentation of compliance with such requirements.

In addition, if Applicant does not itself conduct a retail business but routes Retail Orders on behalf of another broker-dealer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such other broker-dealer that are designated as Retail Orders meet the definition of a Retail Order. The Applicant must:

(i) obtain an annual written representation from each other broker-dealer that sends the Applicant orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of this Rule (a form acceptable to the Exchange for such annual written representation is attached hereto); and
(ii) monitor whether Retail Order flow routed on behalf of such other broker-dealers meets the applicable requirements.

**Response required**:

The Firm intends to participate in the EDGX Retail Membership Program: ☐ Yes ☐ No

______________________________
Applicant

______________________________ ______________________________
Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor | Date

______________________________ ______________________________
Print Name | Titl

# Cboe EDGX Exchange, Inc.
## Retail Member Organization – Broker-Dealer Customer Agreement

**If you do not conduct a retail business but are routing retail order flow on behalf of one or more other broker-dealers, your firm is required to maintain an agreement with each firm. For purposes of EDGX rules, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.**

This Agreement has been created for your convenience as an alternative to creating your own agreement. <u>It should be kept for your files.</u>

1. This Retail Member Organization – Broker-Dealer Customer Agreement (the "Agreement") is between ______________________________, (the "RMO") and ______________________________, (the "Customer"), which is a registered broker-dealer.

2. This Agreement authorizes the RMO to route Retail Orders and modifications to EDGX on behalf of Customer pursuant to EDGX Rule 11.21.

3. By executing this Agreement, Customer represents that it will only send orders to the RMO that are to be designated as Retail Orders if the entry of such orders to EDGX will be in compliance with the requirements of Rule 11.21. Customer represents that it will designate orders as Retail Orders if the order is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person, provided that no change has been made to the terms of the order with respect to the side of market, and the order does not originate from a trading algorithm or any other computerized methodology. Customer further represents that it will maintain written supervisory procedures reasonably designed to assure that it will only designate orders as Retail Orders if the requirements of a retail order are met. Customer agrees to attest annually that it continues to comply with the conditions outlined in this paragraph.

| **Retail Member Organization** | **Customer** |
|---|---|
| ______________________________ | ______________________________ |
| Signature | Signature |
| ______________________________ | ______________________________ |
| Print Name | Print Name |
| ______________________________ | ______________________________ |
| Title (must be an officer) | Title (must be an officer) |
| ______________________________ | ______________________________ |
| Name of Member Organization | Name of Customer |
| ______________________________ | ______________________________ |
| WebCRD # | WebCRD # |
| ______________________________ | ______________________________ |
| Date | Date |

## Cboe EDGX Exchange, Inc.
## Broker-Dealer Customer Annual Attestation

**If you do not conduct a retail business but are routing retail order flow on behalf of one or more other broker-dealers, your firm is required to obtain an annual written attestation from each firm. For purposes of EDGX rules, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.**

This Attestation has been created for your convenience and represents a form of Attestation acceptable to the Exchange. Copies of this Attestation should be kept for your files.

1. In connection with the Retail Member Organization Application of ________________________________ (the "RMO") and pursuant to EDGX Rule 11.21, the undersigned ("Customer") represents that it is a Broker-Dealer Customer of the RMO and sends orders to the RMO pursuant to the Retail Member Organization – Broker-Dealer Customer Agreement.

2. By executing this Attestation, Customer hereby certifies the following:

   (a) It only sends orders to the RMO that are designated as Retail Orders and are in compliance with the requirements of EDGX Rule 11.21.
   (b) It designates orders as Retail Orders if the order is an agency order or riskless principal order that meets the criteria of FINRA Rule 5320.03 that originates from a natural person, provided that no change has been made to the terms of the order with respect to the side of market, and the order does not originate from a trading algorithm or any other computerized methodology.
   (c) It maintains written supervisory procedures reasonably designed to assure that it will only designate orders as Retail Orders if the requirements of a retail order are met.

**Customer**

______________________________
Signature

______________________________
Print Name

______________________________
Title (must be an officer)

______________________________
Name of Customer

______________________________
WebCRD #

______________________________
Date